FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2005

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F. Form 20-F X   Form 40-F
                                                        ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Materials Contained in this Report:


I. English translation of the Japanese-language Report on Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on October 13, 2005.

II. English excerpt translation of the Janpanese-language Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on October 20, 2005.

III. English translation of the Janpanese-lagnuage Notice Concerning Amendments to the Business Projections of a Subsidiary, Hino Motors, Ltd., for the Fiscal Year Ending March 2006, as filed by the registrant with the Tokyo Stock Exchange on October 25, 2005.

IV. English translation of the Japanese-language Notice Concerning Amendments to the Business Projections of a Subsidiary, Kanto Auto Works, Ltd., for the Fiscal Year Ending March 2006, as filed by the registrant with the Tokyo Stock Exchange on October 28, 2005.




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          Toyota Motor Corporation



                                          By: /S/ Masaki Nakatsugawa
                                              ----------------------------------
                                              Name:  Masaki Nakatsugawa
                                              Title: General Manager of
                                                     Accounting Division



Date:  October 31, 2005